NO ACT

Received SEC

JUN 1 3 2008

Washington, DC 20549

DC
PE
6-13-08

Act: 1934
Section:
Rule: 12H-3
Public Availability: 6/13/2008

June 13, 2008

[redacted]

08052317

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Questar Assessment, Inc.
Incoming letter dated June 13, 2008

Based on the facts presented, the Division will not object if Questar stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended April 30, 2008. In reaching this position, we note that Questar has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms SB-2, S-3, and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Questar will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended April 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 13, 2008

Steven R. Berger
Vedder Price PC
1633 Broadway, 47th Floor
New York, New York 10019

RE: Questar Assessment Inc.

Dear Mr. Berger:

In regard to your letter of June 13, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram, Deputy
Office of Chief Counsel

VEDDERPRICE

VEDDER PRICE P.C.
1633 BROADWAY, 47TH FLOOR
NEW YORK, NEW YORK 10019
212-407-7700
FAX: 212-407-7799

STEVEN R. BERGER
212-407-7714
sberger@vedderprice.com

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

Rule 12h-3 of the Securities Exchange Act of 1934

June 13, 2008

E-MAIL: cfletters@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Questar Assessment, Inc. (Commission File No. 1-16689)

Ladies and Gentlemen:

On behalf of Questar Assessment, Inc., a Delaware corporation ("Questar" or the "Company"), we write to request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action to the Commission if, under the circumstances described in this letter, Questar files a certification on Form 15 ("Form 15") to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to suspend its obligation to file periodic and current reports under Section 15(d) of the Exchange Act with respect to its common stock. In connection with the foregoing, the Company is seeking confirmation that Rule 12h-3(c) will not preclude the Company from filing the Form 15. Subject to receiving the relief requested in this letter, the Company intends to complete the filing of the Form 15 prior to the filing deadline for its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008.

Background

Questar (formerly known as Touchstone Applied Science Associates, Inc.) competes exclusively in the educational assessment marketplace. The Company has been a reporting company under the Exchange Act since 1994, and is current in all of its periodic reports through the date of this letter. Questar's fiscal year ends on October 31 of each year.

As of May 5, 2008, Questar had 3,137,000 shares of common stock, par value $0.0001 per share ("Common Stock") outstanding, held by 70 record stockholders. On May 31, 2006, the Company acquired all of the outstanding stock of Questar Educational Systems, Inc. ("QES"), and in connection with such acquisition, the Company issued 222,222 shares of its Series A Preferred Stock to the eight former shareholders of QES and 1,666,667 shares of its Series A

Preferred Stock to two private equity investors in the Company. Each share of Series A Preferred Stock is entitled to one vote, and all shares of Series A Preferred Stock vote together with the Common Stock as a single class.

Questar's Common Stock is registered under Section 12(g) of the Exchange Act, and constitutes the only class of securities of Questar which is registered under Section 12 of the Exchange Act. The Series A Preferred Stock has not been registered under the Exchange Act as there are only 10 holders of record of the Series A Preferred Stock. Questar has issued no other class of securities (common stock, preferred stock, derivative securities or debt securities) subject to the requirements of Section 15(d) of the Exchange Act. The Common Stock of Questar is quoted on NASDAQ's Electronic Bulletin Board under the symbol QUSA. There is no trading market for the Series A Preferred Stock. Pursuant to investor rights agreements with the holders of the Series A Preferred Stock, such holders are subject to restrictions on the transfer of shares of Series A Preferred Stock.

Registration Statements

Questar has on file with the Commission the following registration statements under the Securities Act of 1933, as amended (the "Securities Act"):

- Form SB-2 (File No. 333-129261, effective December 13, 2005), as amended on March 3, 2006 (the "Form SB-2"): This Registration Statement covers the resale of the shares of Common Stock held by the named selling stockholders pursuant to the following agreements: (1) Registration Rights Agreement, dated as of June 15, 2005, by and among Martin Borg, Kevin Byrne, Karen Gerard, Brad Begley, Russell Leverenz, and Debbie Leverenz, and the Company; (2) Registration Rights Agreement, dated as of September 4, 1998, as amended, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. This Registration Statement also covered the resale of shares of Common Stock acquired upon the exercise of a Warrant, dated September 24, 2004, issued to Signal Hill Capital Group, LLC. Neither Cahill, Warnock Strategic Partners Fund, L.P. nor Strategic Associates, L.P. has sold any of its shares of Common Stock described in this Registration Statement, and Signal Hill Capital Group LLC has not exercised any of its Warrants. No sales or resales under this Form SB-2 have been made since the date when the financial statements included in the Form SB-2 became stale under the Securities Act and the rules and regulations thereunder.

- Form S-8 (File No. 333-110156), effective October 31, 2003): This Registration Statement registers the offer and sale of shares of Common Stock issuable under the Company's Amended and Restated 2000 Stock Incentive Plan (the "2000

Plan"). The last issuance of Common Stock under this Form S-8 occurred on November 28, 2007 pursuant to an exercise of options by an employee whose employment had terminated. There are 19 employees who hold outstanding options under the 2000 Plan.

- Form S-8 (File No. 333-110157, effective October 31, 2003): This Registration Statement registers the offer and sale of shares of Common Stock issuable under the Company's Amended and Restated Directors Stock Option Plan (the "Directors Plan"). The last issuance of Common Stock under this Form S-8 occurred on July 6, 2007, in the Company's prior fiscal year. There are eight persons who hold outstanding options under the Directors Plan.

- Form S-3 (File No. 333-75377, effective April 13, 1999): This Registration Statement covers the resale of the shares of Common Stock held by four named selling stockholders. The names of the four selling stockholders listed in the Registration Statement no longer appear as record stockholders in the Company's stockholder list.

- Form S-3 (File No. 333-27659, effective June 11, 1997): This Registration Statement covers the resale of the shares of Common Stock held by the named selling stockholders and the issuance of shares by the Company pursuant to warrants described therein. The warrants described therein are long-expired. There are four selling stockholders named therein, only one of whom continues, to our knowledge, to be a record stockholder. Such stockholder is currently an executive officer and a director of the Company.

- Form S-8 (File No. 333-00424, effective January 18, 1996): This Registration Statement registers the offer and sale of shares of Common Stock issuable under the Company's 1991 Stock Option Plan (as amended, the "1991 Plan"). The last issuance of Common Stock under this Form S-8 occurred on February 4, 2008, pursuant to an exercise of options scheduled to expire shortly thereafter. There are 10 employees who hold outstanding options under the 1991 Plan, of whom 8 persons are also included in the number of option holders under the 2000 Plan.

Each of the above registration statements (the "Effective Registration Statements") was declared effective by the Commission prior to the end of Questar's 2006 fiscal year. Questar has not filed any other registration statements under the Securities Act since the updating of its Form SB-2 (File No. 333-129261) in March 2006. The Effective Registration Statements (other than the Form SB-2) have been automatically updated for the purposes of Section 10(a)(3) under the Securities Act by the Company's filing of its periodic reports the Exchange Act. We have been advised by Questar that Questar has obtained the necessary agreements releasing Questar from any contractual obligations it may have to keep effective under the Securities Act registration statements for the resale of shares by the remaining selling stockholders named in the Effective Registration Statements. Questar has filed post-effective amendments to each of the Effective Registration Statements deregistering all remaining unsold and unissued securities thereunder, and the Commission has declared such deregistrations effective.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4, the Company is currently eligible to deregister its Common Stock under Section 12(g) of the Exchange Act.

However, Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.[1] The Commission's Manual of Publicly Available Telephone Interpretations contains the following statement: "Rule 12g-4 immediately suspends Section 13(a) reporting requirements that arise from Section 12(g) registration but does not affect any reporting requirement under Section 15(d) of the Exchange Act that becomes operative in connection with the termination of Section 12(g) registration."[2] Accordingly, the Company finds itself in a position where it is eligible to suspend its duty to file periodic reports in the exact circumstances in which the Commission has determined that the benefits of periodic reporting are not justified by the number of record stockholders or the size of the company, but may not be able to do so because of Rule 12h-3(c).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13

[1] Section 10(a)(3) provides that "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than 16 months prior to such use so far as such information is known to user of such prospectus or can be furnished by such user without unreasonable effort or expense."

[2] SEC Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Part M, Question 25.

of the Exchange Act would not otherwise apply." The Staff also stated its belief that the investing public should have "available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." (Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release")). *See, e.g.*, SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000). In the Proposing Release, the Commission acknowledged that Congress recognized that the benefits of periodic reporting by an issuer may not always be commensurate with the burdens imposed, particularly where smaller companies, are involved. The Staff has also previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. *See* SunCom Wireless Holdings, Inc. (available February 29, 2008). Similarly, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. (*See* Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007); C. Michael Harrington (available January 4, 1985).)

The benefits of periodic reporting by a company with a small number of public stockholders are not commensurate with the financial and administrative burdens imposed by the Exchange Act reporting requirements. *See* Planet Techonologies, Inc. (available February 7, 2008); DOCData N.V. (available January 18, 2001). Questar satisfies each of the required elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): Questar has filed all reports required by Section 13(a) for its three most recent fiscal years and for the interim periods in its current fiscal year, and has fewer than 300 stockholders of record. Based on our review of the list of stockholders prepared by the Company's stock transfer agent as of May 5, 2008, Questar has 70 record holders of its Common Stock, of whom 26 are either employees or affiliates of the Company. Questar's largest stockholder controls approximately 48% of Questar's outstanding voting securities on a fully-diluted basis, and Questar's management and directors (including directors nominated pursuant to an investor rights agreement with Questar's largest stockholder) control approximately 57% of the Company's outstanding voting securities on a fully-diluted basis (*see* Questar's Proxy Statement for its 2008 Annual Meeting of Stockholders, dated March 15, 2008). There is limited trading activity in Questar's Common Stock: there were no transactions in the Company's Common Stock on approximately 40% of the trading days in the preceding twelve months, and on the trading days on which there were transactions, approximately 40% of those transactions involved 2,000 shares or less. Questar's number of record stockholders is less than the 300 stockholders specified by Rule 12h-3, and the Staff has granted no-action relief in situations where the number of record stockholders was much larger. *See* Planet Technologies, Inc. (available February 7, 2008). In complying with its obligations under the Exchange Act, Questar incurs significant financial and management costs that are disproportionate to the number of record holders who are not employees, directors or affiliates of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Company's Common Stock.

Many of the holders of options pursuant to the Company's benefit plans that are the subject of the Form S-8 Effective Registration Statements are already stockholders of record, and therefore, even if all option holders exercised their options, the number of record stockholders of the Company would not materially increase. Notwithstanding the termination of the registration statements for Questar's existing stock incentive plans, the current and future holders of options issued pursuant to such plans will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of existing options are current employees and directors, as all options expire by their terms 90 days after the person's employment by or affiliation with Questar ceases. Such employees and directors have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options. After the filing of the Form 15, issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Questar's employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Questar will become eligible as an issuer to utilize the exemption under Rule 701. Questar acknowledges, and will inform all those exercising options, that the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act (*see* Planet Technologies, Inc., available February 7, 2008).

We point out that the Staff has previously stated that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 which became effective in prior fiscal years, but which are required to be updated pursuant to Section 10(a)(3) of the Securities Act. *See* C. Michael Harrington (available January 4, 1985); Mtech Corp., (available August 31, 1988). The Staff has also granted no-action relief to issuers filing registration statements with respect to dividend reinvestment plans in which only a relatively small number of persons were expected to participate. *See* First City Bancorp. (available March 12, 1986); DOCData N.V. (available January 18, 2001).

The policy rationale underlying Rule 12h-3(c) is not applicable to Questar's Effective Registration Statements. The Company has complied with its reporting obligations under the Exchange Act, and in doing so, has complied with its undertakings to keep its Effective Registration Statements (other than the Form SB-2) current. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See* Planet Technologies, Inc. (available February 7, 1988); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); The Registry, Inc., Renaissance Solutions, Inc. (available August 1, 1997); Investors Mortgage, Inc. (October 27, 1989). The automatic updating of the Effective Registration Statements should not be deemed to constitute Questar's affirmative use of the capital markets which is the intention of the policy underlying Rule 12h-3(c).

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that Rule 12h-3(c) does not preclude the Company from filing a Form 15 and that the Staff will not recommend enforcement action to the Commission if, prior to the due date of its quarterly report on Form 10-Q for the fiscal quarter ended April 30, 2008, Questar files a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and to suspend immediately its reporting obligations under Section 15(d) of the Exchange Act.

Questar has filed, and the Commission has declared effective, the necessary post-effective amendments terminating each of the Effective Registration Statements. Subject to the Staff's concurrence that the Staff will not recommend enforcement action under the conditions stated in this letter, the Company will file a Form 15 certification requesting simultaneously the termination of the registration of its Common Stock under Section 12(g) of the Exchange Act and the suspension of its obligations to file periodic and current reports under Section 15(d) of the Exchange Act. Questar intends to deregister its Common Stock under Section 12(g) on the same Form 15 it wishes to file in connection with the suspension of its reporting obligations under Section 15(d) prior to the due date for the filing of its quarterly report on Form 10-Q for its fiscal quarter ended April 30, 2008.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (212) 407-7714 or email me at sberger@vedderprice.com with any questions or concerns. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by email.

Thank you for your time and consideration of this matter.

Very truly yours,

Steven R. Berger

Steven R. Berger

cc: Questar Assessment, Inc.

END